Exhibit 99.1

Yimutian Inc. Announces Receipt of Nasdaq Notification Regarding Minimum Bid Price

BEIJING, April 8th, 2026 (GLOBE NEWSWIRE) – Yimutian Inc. (Nasdaq: YMT) (“Yimutian” or the “Company”), a leading agricultural digital service company in China, today announced that it received a written notice (the “Notice”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) on April 2, 2026 indicating that the Company is not in compliance with the $1.00 minimum bid price requirement under the Nasdaq Listing Rules (the “Listing Rules”). Based on the closing bid price of the Company’s listed securities from February 18, 2026 to April 1, 2026, the Company has not met the minimum bid price requirement set forth in Listing Rule 5450(a)(1) during that period. The Notice is only a notification of deficiency and has no immediate effect on the listing of the Company’s American Depositary Shares (“ADS”). The Company’s ADSs will continue to trade on the Nasdaq Global Market at this time. The Company’s receipt of the Notice does not impact the Company’s business, operations or reporting requirements with the U.S. Securities and Exchange Commission.

The Notice states that under Listing Rule 5810(c)(3)(A), the Company is provided with a period of 180 calendar days, or until September 29, 2026, to regain compliance with the Listing Rules. To regain compliance with the Listing Rules, the closing bid price of the Company’s ADSs must meet or exceed $1.00 per ADS for at least ten consecutive business days, unless Nasdaq exercises its discretion to extend this ten-day period. In the event the Company does not regain compliance by September 29, 2026, the Company may be eligible for an additional period to regain compliance or may face delisting.

The Company is currently evaluating options to regain compliance and intends to timely regain compliance with Nasdaq’s continued listing requirement, including a change of ratio of its ADSs and Class A ordinary shares. Although the Company will use all reasonable efforts to achieve compliance with the Minimum Bid Requirement, there can be no assurance that the Company will be able to regain compliance with that rule or will otherwise be in compliance with other Nasdaq continued listing requirements. If it appears that the Company will not be able to cure the deficiency, or if the Company is otherwise not eligible, Nasdaq will provide notice that the Company’s securities will be subject to delisting.

About Yimutian Inc.

Yimutian Inc, is a leading agricultural B2B platform in mainland China. Over a decade, the company has been dedicated to digitalizing China’s agricultural product supply chain infrastructure to streamline the agricultural product transaction process, and making it efficient, transparent, secure, and convenient.

For more information, please visit https://ir.ymt.com/.

Forward-Looking Statements

This press release contains forward-looking statements. These statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, these forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor inquiries, please contact:

Email: ir@ymt360.com Phone: +86 1057086561

For media inquiries, please contact:

Email: pr@ymt360.com